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April 17, 2009

VIA EDGAR

Mr. John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Approval Pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933 for Forward Funds (File Nos. 033-48940, 811-06722)

Dear Mr. Ganley:

On behalf of Forward Funds (the “Trust”), and pursuant to our multiple phone conversations over the course of this past week, we are writing to request approval for the Trust to file, on or about April 30, 2009, a post-effective amendment to its registration statement pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933 for the purpose of registering and offering Z Class shares of certain existing series of the Trust (the “Funds”), provided that such amendment does not otherwise contain disclosure that would render it ineligible to be filed pursuant to Rule 485(b).1 As we discussed, we are aware of other situations in which the staff of the Securities and Exchange Commission (the “Staff”) has previously approved similar requests relating to the registration of new share classes pursuant to Rule 485(b)(1)(vii).

On February 17, 2009, the Trust filed Post-Effective Amendment No. 57 (“PEA 57”) with the SEC pursuant to Rule 485(a) (Accession No. 0000897101-09-000301) in connection with both its regular annual update as well as to register Z Class shares of the Funds.2 We received comments from the Staff on PEA 57 on April 6, 2009 and the Trust intends to file, on or about April 30, 2009, the Trust’s responses to the Staff’s comments along with Post-Effective Amendment No. 58 to its registration statement pursuant to Rule 485(b) (“PEA 58”).

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1

The Funds that intend to register Z Class shares are: Accessor Growth Fund, Accessor International Equity Fund, Accessor High Yield Bond Fund, Accessor Investment Grade Fixed-Income Fund, Accessor Mortgage Securities Fund, Accessor Small to Mid Cap Fund, Accessor Strategic Alternatives Fund and Accessor Value Fund.

2

The Z Class shares to be registered were referred to as “Institutional Class” shares in PEA 57. Subsequent to the filing of PEA 57, the Funds decided to change the name of such share class to “Z Class” shares.

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Mr. John Ganley April 17, 2009 Page 2

The Trust is seeking approval to file PEA 58, in part, to register Z Class shares of the Funds pursuant to Rule 485(b)(1)(vii). The disclosures relating to this class of shares in PEA 58 will not be materially different from the disclosures included in PEA 57 for Z Class shares. As of the date of this correspondence, the Trust is not required to file a post-effective amendment pursuant to Rule 485(a) for the Funds for any reason other than the introduction of the new share class as discussed above.

Rule 485(b)(1)(vii) provides for the SEC, on a discretionary basis, to approve certain types of post-effective amendments not otherwise eligible to be filed as 485(b) amendments to become effective automatically without opportunity for Staff review. In its release regarding filing of post-effective amendments, the SEC stated that a post-effective amendment containing revisions that are substantially identical to those contained in previously-filed post-effective amendments would be eligible to become effective upon filing without Staff review if the Staff had previously had an opportunity to review such amendments. 3

Accordingly, pursuant to Rule 485(b)(1)(vii), we respectfully request that the Staff approve PEA 58 for automatic effectiveness upon filing with the SEC for the purpose, in part, of registering and offering Z Class shares of the Funds.

Please call the undersigned at (617) 728-7139 or Douglas P. Dick at (202) 261-3305 if you have any questions or comments. Thank you for your attention to this matter.

Sincerely,

/s/ Kenneth R. Earley

Kenneth R. Earley

cc:	Judith M. Rosenberg, Chief Compliance Officer, Forward Funds

Douglas P. Dick, Dechert LLP

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3	Post-Effective Amendments to Investment Company Registration Statements, Investment Company Act Rel. No. 20486 n.9 (Aug. 17, 1994).